BERU

SUPPL

05009733

An/To: **Securities and Exchange Commission**
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC, 20549
001-202 942 9624

Von/From: **Katrin Salwig**
BERU AG
0049-(0)7141-132-931

July 11, 2005

Betreff/Subject: BERU Aktiengesellschaft. Exemption number: 82-34 750 announcement according to § 25 Paragraph 1 of the German German Securities Trade Act

Dear Sir, Madame,

please find attached the current announcement of the BERU AG published at July 6, 2005.

Your´s sincerly

i.A. Katrin Salwig

Katrin Salwig
Corporate Communications/Investor Relations

BERU Aktiengesellschaft, Ludwigsburg

Translation of the original announcement by BERU AG pursuant to Section 25 of the German Securities Trading Law (mandatory disclosure of July 6, 2005)

Pursuant to Section 21, Subsection 1 of the German Securities Trading Law, on June 29, 2005, Credit Suisse Group, Paradeplatz 8, 8070 Zurich, Switzerland, notified us that the voting rights in BERU AG held by Credit Suisse First Boston (Europe) Limited, One Cabot Square, London E14 4OJ, Great Britain, exceeded the 5% threshold on June 22, 2005 and now amount to 5.08% (507,677 shares).

Furthermore, pursuant to Section 21, Subsection 1 and Section 24 of the German Securities Trading Law, on June 29, 2005, Credit Suisse Group, Paradeplatz 8, 8070 Zurich, Switzerland, also notified us that the voting rights in BERU AG held by Credit Suisse Group and its subsidiaries Credit Suisse, Paradeplatz 8, 8001 Zürich, Switzerland, Credit Suisse First Boston (International) Holding AG, Bahnhofstraße 17, 6300 Zug, Switzerland, Credit Suisse First Boston (UK) Investments, One Cabot Square, London E14 4OJ, Great Britain, and Credit Suisse First Boston (UK) Investments Holdings, One Cabot Square, London E14 4OJ, Great Britain, exceeded the 5% threshold on June 22, 2005 and now amount to 5.08%. Pursuant to Section 22, Subsection 1, Sentence 1, No. 1 of the German Securities Trading Law, these voting rights can be assigned to each of the aforementioned companies.

Ludwigsburg, July 2005

BERU Aktiengesellschaft
The Executive Board